                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   Laserscope
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   518081 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David Cohen, Esq.
                   Cohen & Ostler, A Professional Corporation
                        525 University Avenue, Suite 410
                               Palo Alto, CA 94301
                                 (650) 321-3835
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             This report consists of 12 sequentially numbered pages.
            Exhibit index is located on sequentially numbered page 5.

CUSIP NO. 518081 10 4                                         Page 2 of 12 Pages


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                                Heraeus Med GmbH

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)                 [ ]
                                                         (B)                 [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                                                       00


--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION         Federal Republic of Germany

--------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER                          0
 NUMBER OF
  SHARES                     ---------------------------------------------------
BENEFICIALLY                 8.     SHARED VOTING POWER                        0
  OWNED BY
    EACH                     ---------------------------------------------------
  REPORTING                  9.     SOLE DISPOSITIVE POWER                     0
   PERSON
    WITH                     ---------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           0


--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%


--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                                              CO


--------------------------------------------------------------------------------

CUSIP NO. 518081 10 4                                         Page 3 of 12 Pages


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                            Heraeus Holding GmbH

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)                 [ ]
                                                         (B)                 [ ]

--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS                                                       00


--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION         Federal Republic of Germany


--------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER                          0
 NUMBER OF
  SHARES                     ---------------------------------------------------
BENEFICIALLY                 8.     SHARED VOTING POWER                        0
  OWNED BY
    EACH                     ---------------------------------------------------
  REPORTING                  9.     SOLE DISPOSITIVE POWER                     0
   PERSON
    WITH                     ---------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           0


--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES


--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%


--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON                                              CO


--------------------------------------------------------------------------------

CUSIP NO. 518081 10 4                                         Page 4 of 12 Pages

               With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a),(b) Neither Heraeus Med GmbH, a German corporation ("Med"), nor Heraeus Holding GmbH ("Holding"), a German corporation and parent of Med, own any shares of Laserscope's capital stock. Med and Holding disposed of their entire interest in Laserscope effective May 8, 1998, through private sales to certain accredited purchasers.

        (c) Effective May 8, 1998, Med and Holding transferred 4,268,345 shares of Laserscope Common Stock through a private sale. Such sale was made pursuant to a Stock Purchase Agreement dated May 5, 1998 (the "Purchase Agreement"), a copy of which is attached as Exhibit A and incorporated herein by reference.

        (e) Effective May 8, 1998, Med and Holding ceased to be the beneficial owner of more than five percent of Laserscope Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The Purchase Agreement provided for the sale of 4,268,345 shares of Laserscope then held by Med for a purchase price of $2.15 per share, payable in cash at the closing. Each purchaser represented that it was either an "accredited investor" or a "qualified institutional buyer", as those terms are defined in the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

               Exhibit A -- Form of Stock Purchase Agreement dated as of May 5, 1998 between Heraeus Med GmbH and the purchasers named therein.

               Exhibit B -- Power of Attorney naming David Cohen, Esq. as attorney-in-fact to sign the Statement on behalf of Heraeus Med GmbH and Heraeus Holding GmbH.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 1998



                                        /s/  DAVID COHEN
                               --------------------------------------
                                             David Cohen
                                          Attorney-in-Fact
                                        for Heraeus Med GmbH
                                      and Heraeus Holding GmbH

CUSIP NO. 518081 10 4                                         Page 5 of 12 Pages


                                  EXHIBIT INDEX




                                                                        Sequentially
Exhibit                                                                 Numbered Page
-------                                                                 ------------
Exhibit A -- Form of Stock Purchase Agreement dated as of                     6
             May 5, 1998 between Heraeus Med GmbH
             and the purchasers named therein.

Exhibit B -- Power of Attorney                                                *


---------------

* Previously filed with the reporting persons' Schedule 13D dated August 30, 1996, and incorporated herein by reference.

                                    EXHIBIT A
                            STOCK PURCHASE AGREEMENT

        Stock Purchase Agreement (the "Agreement") dated as of May 5, 1998 between Heraeus Med GmbH (the "Seller"), a German corporation, and the party signatory hereto (the "Purchaser").


                              W I T N E S S E T H :

        WHEREAS, the Seller is the owner of 4,268,345 shares of the common stock, no par value per share, of Laserscope, a California corporation (the "Company");

        WHEREAS, subject to the terms and conditions of this Agreement, the Purchaser desires to purchase the number of shares of the Company's common stock listed below the Purchaser's name on the signature page hereof (the "Company Shares") from the Seller, and the Seller desires to sell the Company Shares to the Purchaser;

        NOW, THEREFORE, in consideration of the premises, representations and warranties herein contained, the Seller and Purchaser hereby agree as follows:

1. Purchase and Sale of Shares. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place on May 5, 1998, at the offices of Oscar Gruss & Son Incorporated (the "Agent") at 74 Broad Street, New York, New York 10004, commencing at 12:00 p.m., local time.

        At the Closing, the Seller shall deliver:

        (a) one or more stock certificates representing the Company Shares with duly executed stock powers, with signatures guaranteed or shall make other arrangements satisfactory to the Purchaser for the delivery of such certificates;

        (b) a registration rights agreement, in the form annexed hereto as Exhibit A, duly executed by the Company;

        (c) an officer's certificate of the Company with respect to: (i) the registration rights agreement; (ii) the waiver of contractual restrictions with respect to dispositions of the Company Shares set forth in the Agreement, dated April 23, 1996, between the Company and the Seller; (iii) the Company's shareholder rights plan; and (iv) the Company's management continuity agreements; and

        (d) an opinion of the Seller's counsel to the effect that the transactions contemplated in this Agreement and the other Stock Purchase Agreements between Seller and the other purchasers of even date herewith are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") and the rules and regulations promulgated thereunder.

        At the Closing, the Purchaser shall deliver to the Agent a certified or bank cashier's check or wire transfer to an account designated in writing by the Agent, an amount representing TWO AND 15/100 DOLLARS ($2.15) per Company Share, of which the Agent shall deliver to the Seller an amount representing a purchase price of TWO AND 08/100 DOLLARS ($2.08) per Company Share.

2. Representations by the Seller. The Seller represents and warrants to the Purchaser that:

        A. The Seller has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the Federal Republic of Germany, with power and authority (corporate and other) to own, lease and operate its properties and to conduct its business;

        B. The Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors' rights generally and general principles of equity);

        C. The execution and delivery by the Seller of this Agreement, the consummation by the Seller of the transactions contemplated hereby, and compliance by the Seller with the terms and provisions hereof will not result:

         (i) in a violation of any provision of the organizational documents of the Seller,

        (ii) in any violation of any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or any of its properties or assets, or

        (iii) in any violation of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other instrument or obligation to which Seller is a party or by which Seller or its assets may be bound or affected, including, without limitation, the Agreement, dated April 23, 1996, between the Company and the Seller;

        D. Other than the restrictions referred to in paragraph 1(c) (ii), (iii) and (iv) hereof, which restrictions the Company has agreed shall not be applicable to the transactions contemplated by this Agreement, the Seller is not required to obtain any consent, approval, order, authorization, registration, declaration from, or to make any filing with, any court, agency, or governmental authority or instrumentality or any other third party in connection with (i) the Seller's execution and delivery of this Agreement or any document, agreement or instrument to be executed pursuant to this Agreement or (ii) the consummation by the Seller of the transactions contemplated hereby;

        E. Upon payment for the Company Shares as provided herein, the Purchaser will receive good and valid title to the Company Shares purchased hereunder, free and clear of all liens, claims, restrictions and encumbrances;

        F. The Seller has not conducted any general solicitation or general advertisement in connection with the transactions contemplated in this Agreement; and

        G. Based on the representations and warranties made by the Purchaser herein, the sale of the Company Shares by the Seller to the Purchaser is exempt from the registration provisions of the Securities Act.

3. Representations by the Purchaser. The Purchaser represents and warrants to the Seller that:

        A. If the Purchaser is a corporation, the Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction where it is organized, with corporate power and authority to perform its obligations under this Agreement;

        B. If the Purchaser is a partnership or limited liability company, the Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction where it is organized, with full power and authority to perform its obligations under this Agreement;

        C. If the Purchaser is an individual, the Purchaser has the legal capacity to enter into this Agreement;

        D. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable in accordance with its terms;

        E. The Purchaser is not required to obtain any consent, approval, order, authorization, registration, declaration from, or to make any filing with, any court, agency, or governmental authority or instrumentality or any other third party in connection with (i) Purchaser's execution and delivery of this Agreement or any document, agreement or instrument to be executed pursuant to this Agreement or (ii) the consummation by Purchaser of the transactions contemplated hereby;

        F. The Purchaser is acquiring the Company Shares for the Purchaser's own account and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, and any sale, transfer or other disposition of the Company Shares by the Purchaser will be made in compliance with all applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. The Purchaser consents to the placement of the following legend (or a substantially similar legend) on each certificate representing the Company Shares:

        THE SHARES OF COMMON STOCK EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THE SHARES OF COMMON STOCK EVIDENCED HEREBY NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION REQUIREMENTS;

        G. The Purchaser understands that the Company Shares have not been registered under the Securities Act and that the sale provided for in this Agreement is being made pursuant to exemptions provided in the Securities Act or the rules and regulations promulgated thereunder and that the reliance of the Seller on such exemption is predicated in part on Purchaser's representations set forth herein;

        H. The Purchaser further represents that the Purchaser has received all the information that it considers necessary or appropriate for deciding whether to purchase the Company Shares. The Purchaser is aware of the agreements and instruments referred to paragraph 1.(c) hereof;

        I. The Purchaser further represents that the Purchaser is experienced in evaluating companies such as the Company, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, and has the ability to bear the economic risks of such investment for an indefinite period. The Purchaser further represents that it has conducted its own independent review and analysis of the business, assets, condition, operation and prospects of the Company and acknowledges that it has had access during the course of the transaction and prior to the purchase of the Company Shares to such information (including audited financial statements) relating to the Company as it has desired and that it has had the opportunity to ask questions of and receive answers from the Company concerning the business, management and financial affairs of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to the Purchaser or to which Purchaser has had access;

        J. The Purchaser further represents that the Purchaser is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Seller or the Company or acting on behalf of the Seller or the Company, and the Purchaser is either:

        (i) a "qualified institutional buyer" ("QIB") (as defined in Rule 144A under the Securities Act) and is aware that any sale of Company Shares to it will be made in reliance on Rule 144A; and such acquisition will be for its own account or for the account of another QIB over which it exercises sole investment discretion; or

        (ii) an "accredited investor" within the meaning of subparagraph (a) of Rule 501 under the Securities Act;

        K. The Purchaser understands that the Company Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom and that in the absence of an effective registration statement covering the Company Shares or an available exemption from registration under the Securities Act, the Company Shares must be held indefinitely. The Purchaser understands that the benefits of Rule 144 promulgated under the Securities Act are not presently available to Purchaser; and

        L. The Purchaser's true and correct federal tax identification or social security number, as applicable, is indicated below on the signature page below.

               4. No Additional Representations. In entering into this Agreement, the Purchaser acknowledges that the Seller has not made any representations or warranties of any kind whatsoever, except as expressly provided in Paragraph 2 of this Agreement. The Purchaser acknowledges that it has relied solely upon its own investigation and analysis in determining to acquire the Company Shares, and acknowledges that neither the Seller nor any of its directors, officers, employees, affiliates, agents or representatives makes any representation or warranty, either express or implied, as to the Company or the accuracy or completeness of any of the information regarding the Company provided or made available to the Purchaser or its agents or representatives.

               5.     Further Assurances.

        The Seller and the Purchaser will promptly execute and deliver such further instruments and documents and take such further actions as may be necessary or desirable for the parties to obtain the full benefits of this Agreement.

               6.     Survival of Representations.

        All representations, warranties and agreements made by the parties to this Agreement shall survive the consummation of the transactions contemplated hereby.

               7.     Miscellaneous.

        A. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. This Agreement may only be amended by a written instrument duly executed by each of the parties hereto.

        B. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Purchaser (whether by operation of law or otherwise) without the prior written consent of the Seller. Subject to the preceding sentence, this Agreement shall be binding upon the parties hereto and their respective successors and assigns.

        C. The Seller agrees to pay any stock transfer taxes which may be imposed in connection with the transfer of the Company Shares. All other fees and expenses incurred by either party in connection with this Agreement will be borne by such party.

        D. This Agreement shall be governed by the laws of the State of New York, without giving effect to the principles of conflicts of laws thereof.

        E. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

        F. The headings of Paragraphs in this Agreement are for convenience of reference only and shall not, nor shall they be construed to, qualify or in any other respect affect the meaning of the text.

        IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written in the City of New York in the State of New York.


                                        SELLER:
                                        HERAEUS MED GmbH




                                        By:

                                        Name:

                                        Title:

                                   PURCHASERS


Purchaser:

                                                                Number of Shares:        Purchase Price:
                                                                -----------------        ---------------
The Pharmaceutical/Medical Technology Fund, LP                        144,000              $  307,600
F K Investments, LP                                                   100,000              $  215,000
Strategic Healthcare Investment Fund                                   26,400              $   56,760
Gudme Health Care Fund                                                 69,600              $  149,640
Gordon D. Mogerley TTEE                                                75,000              $  161,250
James Sloman, Jr.                                                      25,000              $   53,750
Pequot Scout Fund, LP                                                 400,000              $  860,000
C F Partners                                                           73,345              $  157,691.75
Antilles Partners                                                     275,000              $  591,250
Mercury Fund, LP                                                       40,000              $   56,000
Grandview Partners, LP                                                150,000              $  322,500
P. A. W. Offshore Fund, Ltd.                                          150,000              $  322,500

G T Global Canada Health Care Fund                                     65,000              $  200,876.81
G T Global Health Care Fund                                           150,000              $  322,500
G T Health Care Fund                                                   60,000              $  129,000
D F A  Group Trust - Small Company Subtrust                             2,000              $    4,300
U. S. 9-10 Small Company Portfolio (Fund)                               6,000              $   12,900
D F A Group Trust 6-10 Subtrust                                         6,000              $   12,900
D F A Group Trust 6-10 Valve Subtrust                                  24,000              $   51,600
The U. S. 6-10 Valve Series of D F A Invest Trust Co.                  12,000              $   25,800
Dr. Daniel Koshland Jr.                                                50,000              $  107,500
Michael Rapoport                                                      100,000              $  215,000
Stanley Peltz                                                          50,000              $  101,500
Donald P. Martin                                                       25,000              $   53,750
Oracle Partners, LP                                                   200,000              $  430,000
Special Situations Private Equity Fund, LP                            500,000              $1,075,000
Special Situations Cayman Fund, LP                                    350,000              $  752,500
Special Situations Fund III, LP                                     1,050,000              $2,257,500